UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: September 13, 2019

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10990 Wilshire Blvd

Penthouse

Los Angeles, California 90024-3898

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. OTHER EVENTS

On September 13, 2019, Hightimes Holding Corp., a Delaware corporation (the “Company”), and Lazer & Lazer Corporation, a company existing under the laws of Ontario (the “Advisor”), entered into a strategic business services agreement (the “Services Agreement”), pursuant to which the Advisor is to provide the Company with general strategic advisory services, including assisting the Company in gaining visibility in the financial community, providing financial, mergers and acquisitions and general advisory services. A copy of the Services Agreement is attached as Exhibit 6.1 to this Form 1-U.

On October 4, 2019 (the “Closing Date”), the Company entered into a subscription agreement (the “Subscription Agreement”) with El Capital Inc., a British Virgin Island Company and an affiliate of the Advisor (“El Capital”). Under the Subscription Agreement, the Company sold El Capital 90,910 shares of common stock in the Company’s ongoing Regulation A+ public offering at a per share price of $11.00 for a total of $1,000,010. In addition, the Company issued El Capital a three year warrant (the “Warrant”) to purchase 2,325,000 shares of common stock at an exercise price of $0.01 per share, which will be recorded on the Company’s books in accordance with current GAAP accounting treatment for warrants and stocks. The Warrants are exercisable only after 185 days following the issuance date and may be exercised at any time thereafter until the expiration of its three-year term. The shares of common stock and Warrants were issued separately.

On October 4, 2019, the Company entered into a lock-up agreement (the “Lock-Up Agreement”) with El Capital pursuant to which El Capital agreed to a lock-up period during which time it would not offer, sell, contract or grant any option or right to sell, pledge, transfer or otherwise dispose of the shares acquired pursuant to the Subscription Agreement as follows:

●	the first 25% of the shares issued pursuant to the Subscription Agreement may not be sold until 185 days after the Closing Date, or April 6, 2020;
●	the second 25% of the shares issued pursuant to the Subscription Agreement may not be sold until 365 days after the Closing Date, or October 3, 2020;
●	the third 25% of the shares issued pursuant to the Subscription Agreement may not be sold until 547 days after the Closing Date, or April 3, 2021; and
●	the remaining 25% of the shares issued pursuant to the Subscription Agreement may not be sold until 730 days after the Closing Date, or October 3, 2021.

A copy of the Subscription Agreement, Warrant and Lock-Up Agreement are attached hereto as Exhibit 6.2, 6.3 and 6.4, respectively.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

By:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman of the Board
Date:	October 18, 2019

Index to Exhibits

Exhibit No.	Description

6.1	Strategic Business Services Agreement, dated as of September 13, 2019, between Hightimes Holding Corp. and Lazer & Lazer Corporation.

6.2	Subscription Agreement, dated October 4, 2019, between Hightimes Holding Corp. and El Capital Inc.

6.3	Warrant to Purchase Shares of Common Stock, dated October 4, 2019.

6.4	Lock-Up Agreement, dated October 4, 2019, between Hightimes Holding Corp. and El Capital Inc.